Exhibit 21

DIRECT SUBSIDIARIES OF I-TRAX, INC.

I-trax Health Management Solutions, Inc.

I-trax Health Management Solutions, LLC

CHD Meridian Healthcare LLC

INDIRECT SUBSIDIARIES OF I-TRAX, INC.

American Occupational Health Management, Inc.

CHDM, LLC

Corporate Health Dimensions, Inc.

Medicenter, Inc.

CHDM, Inc.

Meridian COMP of New York, Inc.

Green Hills Insurance Company

Healthworks Medgroup of San Antonio, Inc.